Navidea Biopharmaceuticals, Inc.

5600 Blazer Parkway, Suite 200

Dublin, OH 43017

May 23, 2014

Via Edgar and Email

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Navidea Biopharmaceuticals, Inc.
Registration Statement on Form S-3
Filed May 8, 2014
File No. 333-195806

Dear Mr. Riedler:

We have received your comment to the Form S-3 (the “Filing”), filed by Navidea Biopharmaceuticals, Inc. (the “Company”), set forth in your letter dated May 20, 2014 (the “Comment Letter”). For your convenience, we have repeated the text of your comment, followed by our response.

We respectfully respond to the comment set out in the Comment Letter as follows:

1.	Please amend your filing to provide the signature of your controller or principal accounting officer. Please see Instruction 1 to the Signatures section of Form S-3 for guidance.

Response: Concurrently with this letter we have filed an Amendment No. 1 to the Filing to provide the signature of the principal accounting officer.

*             *             *

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2014

If you have any questions regarding any of the foregoing, please contact William J. Kelly, Jr., Esq., Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2136, and fax (614) 227-2100.

Thank you for your assistance.

Sincerely,

NAVIDEA BIOPHARMACEUTICALS, INC.

/s/ Brent L. Larson

Brent L. Larson

Executive Vice President and

Chief Financial Officer

cc:	Johnny Gharib

Daniel Greenspan